UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to                   .
Commission file number 333-69726
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL INC. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
One Dell Way
Round Rock, Texas 78682

Dell Inc. 401(k) Plan

December 31, 2006 and 2005

*	Note: Other schedules required by Section 2520, 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as there were no transactions of the type required to be disclosed in such schedules.

Report of Independent Registered Public Accounting Firm
To the Participants and Administration Committee of the Dell Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Inc. 401(k) Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2 to the financial statements, during 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pensions Plans.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Dallas, Texas
December 4, 2007

DELL INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

(in thousands)	2006	2005
Assets
Investments
Registered investment funds	$1,191,737	$919,306
Dell Inc. stock	297,222	453,330
Investment contracts	126,432	115,141
Participant loans	58,335	54,441
Short term investment funds	6,001	6,173

Total investments, at fair value	1,679,727	1,548,391
Receivables
Interest	184	431
Due from broker — unsettled trades	853	614
Employee contributions	3,793	3,761
Employer contributions	7,709	7,349

Total assets	1,692,266	1,560,546
Liabilities
Accrued administrative expenses	1,109	1,455
Outstanding checks	170	—

Net assets available for benefits at fair value	1,690,987	1,559,091
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,605	1,100

Net assets available for benefits	$1,692,592	$1,560,191

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

(in thousands)

2006
Additions to net assets attributed to:
Net investment income
Interest and dividends	$39,138
Interest on loans to participants	3,644
Net appreciation in fair value of investments	29,245

Total net investment income	72,027

Contributions
Employee contributions	127,916
Employee rollover contributions	7,708
Employer contributions	67,512

Total additions	275,163
Deductions from net assets attributed to:
Benefits paid to participants	139,015
Administrative expenses	3,747

Total deductions	142,762

Net increase in net assets available for benefits	132,401
Net assets available for benefits
Beginning of year	1,560,191

End of year	$1,692,592

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of the Plan

General
Dell Inc. (formerly Dell Computer Corporation) (the “Company” or “Employer”) originally adopted the Dell Inc. 401(k) Plan on June 1, 1989, which was amended and restated effective January 1, 2003 (the “Plan”). The Plan was further amended on March 3, 2005, November 29, 2005 and December 12, 2006. The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2006 and 2005, there were 22,375 and 20,665 active employees participating in the Plan and 31,526 and 28,344 participants with account balances, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employee Contributions
Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. Eligible participants may elect to contribute to the Plan from 1% to 25% of their eligible compensation, in whole percentages, up to the statutory limit of $15,000 and $14,000 for 2006 and 2005, respectively, as permitted by the Internal Revenue Code of 1986 (“IRC”), as amended. Highly compensated participants, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. For the 2006 and 2005 plan years, participants age 50 or over may contribute an additional $5,000 and $4,000, respectively, over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan also permits employees to contribute balances from another qualified plan (“rollover contributions”).

Employer Contributions
Effective January 1, 2005, the Plan was amended to adopt safe harbor matching contributions that comply with the requirements under section 401(k)(12) and 401(m)(11) of the IRC (“Safe Harbor Matching Contributions”) and to reflect an increase in the Company’s matching contribution equaling 100% of the first 4% of eligible compensation that each participant contributes to the Plan. The Company’s Safe Harbor Matching Contributions are made at the end of each payroll period.

Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2006.

All the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant nor Company matching contributions are required to be invested in the Dell Inc. stock fund.

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Participant Accounts
Each participant account is credited with the participant’s contributions, allocations of Company matching and discretionary contributions, and an allocation of Plan earnings offset by Plan administrative expenses. Each day, the Plan Trustee calculates earnings and allocates gains and losses to each participant’s account.

Vesting
Participants are immediately vested in their employee contributions and earnings thereon. As noted above, the Plan was amended on January 1, 2005 to adopt Safe Harbor Matching Contributions. As a result, participants are immediately vested in all Safe Harbor Matching Contributions and any earnings thereon.

Participants that terminated employment with the Company prior to January 1, 2005 forfeited unvested amounts to the Plan. If a portion of a participant’s account was forfeited and the participant returns to employment with the Company within five years from the date of termination, the previously forfeited amounts will be restored and fully vested if the Participant repays any prior distribution received from the Plan within five years from the participant’s date of rehire.

Forfeitures
Forfeitures represent the unvested portion of the employer contribution that is forfeited by participants who terminated employment with the Company prior to January 1, 2005. Terminating employees forfeit their nonvested employer contributions on the earlier of (1) the distribution of their vested accounts or (2) upon incurring five consecutive one-year breaks in service. If a participant returns to service within five years, unvested balances will be funded with other forfeitures or additional employer contributions. Forfeitures may be used by the Company to offset future Employer contributions. There were no unallocated forfeited nonvested accounts at December 31, 2006 and 2005. During 2006, forfeited account balances of $2,312,063 were used to reduce Employer contributions.

Benefit Payments
Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death or in the event of financial hardship. A participant may defer benefit payments until reaching 70 1/2, provided his or her vested account balance is greater than $5,000. In the event of a distribution greater than $1,000 but less than $5,000 made on or after March 28, 2005, the Participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. If an employee fails to make an election of one of these options within 90 days of the termination date, his or her vested account balance will automatically be directed to a rollover IRA. Similarly, participants with a vested account balance of less than $1,000 may elect either of the options noted above. If an election is not made timely, the balance will be distributed to the participant in a lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Administration and Plan Expenses
Plan assets are held in trust by JPMorgan Chase Bank, N.A. (the “Plan Trustee”). The Plan’s third-party recordkeeper is Hewitt Associates LLC (“Hewitt”). Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Investments
The following investments represent separately managed funds which are comprised of investments in registered investment companies and cash: Dodge and Cox Stock Fund, Dodge and Cox Balanced Fund, BNY Growth Fund, TimesSquare Small/Mid Cap Growth Fund and the BGI Equity Index Fund. The Plan invests in the underlying registered investment company funds on a unitized basis. All of the aforementioned investments are valued at their net asset value, which represents the fair value of the underlying investments. In addition, participants may elect to contribute to funds that invest in a mix of separately managed funds based on target retirement dates (“Pre-Mixed Portfolio”).

The Invesco Stable Value Fund (“Invesco Fund”) is a separately managed fund that invests in synthetic investment contracts (“SICs”) and cash equivalents. The synthetic fair values were determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment was then discounted following the process described above. A SIC is an investment contract that simulates the performance of a traditional guaranteed investment contract (“GIC”) through the use of financial instruments. A key difference between a SIC and a traditional GIC is that the fund owns the assets underlying the SIC. Those assets may be held in a trust owned by the plan. Further, SICs differ from traditional GICs in that the assets supporting the SICs are not invested with the bank or insurance company and may consist of many different types of investments that the Plan holds in its fund portfolio. To enable the plan to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, SICs utilize a benefit responsive “wrapper” contract issued by a third party that provides market and cash flow risk protection to the Plan and, thus, guarantees the value of the underlying investment for the life of the contract.

The American Growth Fund and American Euro Pacific Growth Fund contain a trading restriction that requires shareholders who sell more than $5,000 from either fund to wait at least 30 days before repurchasing more than $5,000 worth of units of that fund per transaction. The restriction applies to transfers and reallocations of current account balances. The restriction does not apply to sales/purchases of $5,000 or less, rollovers, and retirement plan contributions and distributions. The restriction also excludes activity in any of the Pre-Mixed Portfolio funds that contain either the American Growth Fund or the American Euro Pacific Growth Fund.

Participant Loans
Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 less the highest outstanding loan balance during the past 12 months or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $500). Each participant’s loan is charged an interest rate equal to the prime rate on the date of the loan plus 1% and a one-time fee of $75. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence, in which case, the loan terms

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
can extend up to 20 years. At December 31, 2006, outstanding loans bore interest at rates ranging between 5.0% and 10.5% and are due at various dates through December 7, 2026.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, balances will be distributed to participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

New Accounting Pronouncements
During 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on the Plan.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investments in common stock, short-term investments, mutual funds, investment contracts, corporate and government debt and other investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions Contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer contributions, if any.

Investment Valuation and Investment Income
As described in Note 1, all of the separately managed funds are valued at their net asset value, which represents the fair value of the underlying registered investment company investments and cash. Common stocks are valued at fair value based on quoted market prices. The Invesco Fund is valued at fair value, as further described in Note 1.

Participant loans are valued at estimated fair value consisting of outstanding principal and any related interest.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Benefits Paid to Participants Benefits are recorded when paid.

3.	Investments
The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2005 or 2006:

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(in thousands)	2006	2005
Dell Inc. stock	$297,222	$453,330
Registered investment funds
Neuberger Berman Genesis Fund	134,880	139,881
American Euro Pacific Growth Fund	230,686	124,136
American Growth Fund	120,391	82,929
Separately managed funds
Dodge & Cox Stock Fund	258,648	185,018
Dodge & Cox Balanced Fund	176,389	144,507
Invesco Stable Value Fund	128,037	116,241
At December 31, 2006 and 2005, the Plan owned approximately 11.8 million and 15.1 million shares of Dell Inc. common stock, respectively. This represents approximately 18% and 29% of the Plan’s investments as of December 31, 2006 and 2005, respectively. The underlying value of net assets invested in Dell Inc. common stock is entirely dependent upon the performance of Dell Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Dell Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

(in thousands)
Dell Inc. stock	$(71,758)
Registered investment funds	95,411
Investment contracts	5,592

Total net appreciation	$29,245

Interest crediting rates on the SICs are reset monthly based on the yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of an interest rate of not less than zero percent. At December 31, 2006 and 2005, the interest crediting rates on the SICs ranged from 4.22% to 5.46% and 2.34% to 5.34%, respectively. For the years ended December 31, 2006 and 2005, the aggregate average annual yield for SICs in the Invesco Fund was 5.07% and 4.56%, respectively. There are no restrictions on participant withdrawals from the Invesco Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the investment contracts’ provisions are subject to certain penalties.

4.	Tax Status

The Plan obtained its latest determination letter dated August 18, 2003 from the Internal Revenue Service informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter.

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company believes that the related trust is exempt from federal income tax under Section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes.

5.	Related Parties

The Plan is authorized under contract provisions and by ERISA regulations to invest in the Company’s securities. During the year ended December 31, 2006, the Plan purchased approximately two million shares of the Company’s common stock for $55 million and sold approximately five million shares of the Company’s common stock for $139 million. Additionally, administrative expenses included on the Statement of Changes in Net Assets Available for Benefits are paid to the Plan Trustee and Hewitt, which are parties-in-interest.

6.	Issuance of Unregistered Shares

The Company inadvertently failed to register with the SEC the issuance of some shares under the Plan. As a result, certain purchasers of Dell common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares (or if such security has been disposed of, to receive damages with respect to any loss on such disposition) plus interest from the date of purchase. An exercise of these rights by participants may result in a decrease in the balance of Dell stock and an increase in cash amounts contributed by the Company to the Plan. The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register.

7.	Delayed Form 11-K Filing

The Company was unable to complete its Form 11-K filing for the Plan year ended December 31, 2006 until the Company, the issuer of the securities held pursuant to the Plan, filed its Annual Report on Form 10-K for the fiscal year ended February 2, 2007. The Company did not timely file the Forms 10-Q for its second and third quarters of fiscal year 2007 and first and second quarters of fiscal year 2008 nor the Form 10-K for its fiscal year 2007, due to the questions raised in connection with the independent investigation conducted by the Audit Committee of the Company’s Board of Directors. As a result of the Company’s inability to timely file its Annual Report on Form 10-K for its fiscal year 2007, the Company suspended the purchase of Dell shares in the Plan effective April 3, 2007. For further discussion and results of the independent investigation, participants should refer to the Company’s Form 10-K that was filed on October 30, 2007.

8.	ERISA Litigation

Four putative class actions were filed in the Western District of Texas, Austin Division by purported participants in the Plan. These class actions have been consolidated as In re Dell Inc. ERISA Litigation, and lead plaintiffs have been appointed by the court. The lead plaintiffs have asserted claims under ERISA based on allegations that Dell, certain current officers, and certain current and former directors imprudently invested and managed participants’ funds and failed to disclose information regarding Dell’s stock held in the Plan. The Company intends to defend this lawsuit vigorously.

DELL INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

(in thousands)	2006	2005
Net assets available for benefits per the financial statements	$1,692,592	$1,560,191
Less: Adjustments from fair value to contract value	1,605	1,100

Net assets per Form 5500	$1,690,987	$1,559,091

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total investment income per the financial statements	$72,027
Less: Adjustment from fair value to contract value	1,605

Investment income per Form 5500	$70,422

DELL INC. 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(d)	(e)
	(in thousands)
	Identity of Issuer	Description	Cost**	Current Value
*	Dell Common Stock	Company Stock		$297,222
	Registered Investment Funds:
	Neuberger Berman Genesis Fund	Registered Investment Fund		134,880
	Dodge & Cox Balanced Fund	Separately Managed Registered Investment Fund		176,389
	Dodge & Cox Stock Fund	Separately Managed Registered Investment Fund		258,648
	American Euro Pacific Growth Fund	Registered Investment Fund		230,686
	PIMCO Total Return Fund	Registered Investment Fund		113,721
	BGI Equity Index Fund	Separately Managed Registered Investment Fund		98,539
	BNY Growth Fund	Separately Managed Registered Investment Fund		58,483
	American Growth Fund	Registered Investment Fund		120,391

	Total Registered Investment Funds			1,191,737
	Short Term Investment Funds:
*	JPMorgan STIF	Short Term Investment Funds		4,144
*	Chase EOD STIF	Short Term Investment Funds		1,857

	Total Short Term Investment Funds			6,001
	Invesco Stable Value Fund:
	Bank of America	IGT MxMgr Core		18,995
	Bank of America Wrapper	Synthetic Contract Wrapper, #03-068, 5.46%		452

				19,447
	ING Life & Annuity	IGT MxMgr Int G/C		22,250
	ING Life & Annuity	Synthetic Contract Wrapper, #60074, 4.96%		459

				22,709
*	JP Morgan Chase	IGT INVESCO Short-term Bond		23,296
*	JP Morgan Chase Wrapper	Synthetic Contract Wrapper, #ADELL-S, 4.96%		145

				23,441
	Monumental Life Insurance Company	IGT MxMgr Int G/C		22,159
	Monumental Wrapper	Synthetic Contract Wrapper, #MDA-00603TR, 4.97%		433

				22,592
	Pacific Life Insurance	IGT INVESCO AAA ABS		29,203
	Pacific Life Insurance Wrapper	Synthetic Contract Wrapper, #G-26953.01.0001, 5.16%		63

				29,266
	State Street Bank and Trust	Short-term Investment Fund		128
	State Street Bank and Trust	United States Treasury Notes,		4,857
	State Street Bank Wrapper	Synthetic Investment Contract, #101005, 4.22%		53

				5,038
*	JP Morgan Chase	Short-term Investment Fund		5,544

	Total Invesco Stable Value Fund at contract value			128,037
	Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts			1,605

	Total Invesco Stable Value Fund at fair market value			126,432
*	Participant Loans	Loans bearing interest rates ranging from 5.0% to 10.5%, due at various dates through December 7, 2026		58,335

	Total			$1,679,727

*	Party-in-Interest

**	Cost information is not required for participant directed investments

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL INC. 401(K) PLAN

	By:	Benefits Administration Committee of the Dell Inc. 401(k) Plan

Date: December 6, 2007		By:	/s/ Thomas H. Welch, Jr.

Thomas H. Welch, Jr.,
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm